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                                                                   EXHIBIT 3.1.1


CERTIFICATE OF AMENDMENT
OF THE CERTIFICATE OF INCORPORATION OF
ABM INDUSTRIES INCORPORATED

The undersigned, William W. Steele and Lorraine P. O'Hara, hereby certify that:

(1) They are the President and Assistant Secretary, respectively of ABM Industries Incorporated, a Delaware corporation.

(2) The Certificate of Incorporation of this corporation is amended by deleting paragraph (a) of Article Fifth in its entirety and adding a new paragraph (a) of Article Fifth to such Certificate, to read as follows:

FIFTH (a) The corporation is authorized to issue two classes of shares to be designated, respectively, "Preferred Stock" and "Common Stock." The number of shares of Preferred Stock authorized to be issued Five Hundred Thousand (500,000) and the number of shares of Common Stock authorized to be issued is One Hundred Million (100,000,000). The stock, whether Preferred Stock or Common Stock, shall have a par value of $0.01 per share.

     The amendment of the Certificate of Incorporation was duly adopted by the Board of Directors on December 15, 1998 and by the stockholders of the corporation on March 16, 1999, in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware.

     IN WITNESS WHEREOF, the undersigned have hereunto set their hands and seal this 16th day of March 1999.

ABM INDUSTRIES INCORPORATED

/s/ William W. Steele
By: William W. Steele, President


Attest: /s/ Lorraine P. O'Hara
            Lorraine P. O'Hara, Assistant Secretary